LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator - State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC

Fax. (202) 942 9

07-01-2005 No. 01



No. of pages: 1+1

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

**Notice of Results**

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Press Release "Preliminary Lietuvos Telekomas' reporting dates in 2005"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,

D. Džiaugys

Darius Džiaugys
Investor Relations Officer

dle 1/13



Encl.: 1. Press Release (1 page)



PRESS RELEASE
07-01-2005

**Preliminary Lietuvos Telekomas' reporting dates in 2005**

AB Lietuvos Telekomas preliminary informs that Lietuvos Telekomas' Group financial results in 2005 will be released according to the following:

| | |
|---|---|
| Preliminary unaudited results for the year 2004 | February 9 |
| Audited results for the year 2004 | March 21 |
| Results for the first quarter of 2005 | April 20 |
| Results for the first half of 2005 | July 27 |
| Results for the third quarter and nine months of 2005 | October 19. |

Annual General Meeting of Shareholders is planned to be held on April 22, 2005.

AB Lietuvos Telekomas is the largest provider of the Internet, public fixed telephone communication, networks, leased lines and network interconnection services in Lithuania.

The Company's shares are listed on Vilnius Stock Exchange (VSE ticker - LTEL) and its Global Depository Receipts (GDR) are traded on London Stock Exchange (LSE ticker - LSE).

At the end of December 2004 Amber Teleholding A/S, a subsidiary of Swedish TeliaSonera AB, owned 60 per cent of Lietuvos Telekomas' shares. 4.56 per cent of shares were owned by the State of Lithuania, represented by State Property Fund of Lithuania, and 4.67 per cent were treasury stocks held by UAB Lintel, a member of Lietuvos Telekomas' Group. Shares that are converted into Global Depository Receipts amounted for 13.80 per cent of the Company's share capital.

Darius Dziaugys,
Investor Relations Officer,
+370 5 236 78 78